Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street 44th Floor Houston, TX 77002	T +1 713.220.5800 F +1 713.236.0822 akingump.com

W. Robert Shearer +1 713.220.5812/fax: +1 713.236.0822 rshearer@akingump.com

June 24, 2024
VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Madeleine Joy Mateo

Re:	TWFG, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 3, 2024 CIK No. 0002007596
Ladies and Gentlemen:
On behalf of TWFG, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated June 21, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1, CIK No. 0002007596 (the “Draft Registration Statement”).
Separately today, the Company has publicly filed with the Commission a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR in response to the Staff’s comments.
For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the Registration Statement, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.
Registration Statement on Form S-1
Who we are, page 3
1.We note your response to prior comment 6. Please explain the extent to which individuals purchasing plans enter into agreements with the insurance carriers. Additionally, please clarify whether your statement that you retain 100% of the commission income received from insurance carriers applies solely to your Corporate Branches.

U.S. Securities and Exchange Commission June 24, 2024 Page 2
In response to the first part of the Staff’s comment, the Company has revised the disclosure on pages 3 and 128 of the Registration Statement. In addition, the Company respectfully advises the Staff that the Company’s Clients do not purchase plans. Rather, they purchase policies underwritten by insurance companies.
In response to the second part of the Staff’s comment, the Company has revised the disclosure on pages 3 and 128 to clarify that the statement related to the Company retaining 100% of the commission income received from insurance carries applies solely to Corporate Branches.
Management’s Discussion and Analysis, page 101
2.We note the revised disclosure on page 111, your response to comment 4, and discussion of non-renewal of business in “catastrophe locations, and certain insurance carriers not accepting new business in locations that have experienced catastrophes.” Please revise to further clarify trends relating to such non-renewals and carriers not accepting new business in locations that have experienced catastrophes. In this regard, we note news reports of insurance carriers ceasing to provide insurance in states identified on the map on page 7.
In response to the Staff’s comment, the Company has revised the disclosure on page 111 to further clarify trends relating to such non-renewals and carriers not accepting new business in locations that have experienced catastrophes. In addition, the Company respectfully advises the Staff that there are now new business initiatives in every state in which the Company operates. For example, in California, the two largest carriers with which the Company works in this state are now selling insurance policies again and one broker has launched a new homeowner’s program. As another example, Florida is a smaller market for the Company and the Company has not been impacted by non-renewals and carriers not accepting new business in this state. Additionally, the Company respectfully directs the Staff to the disclosure in the fourth sentence of the following risk factor on page 40 for a description of future risks related to non-renewal of business in catastrophe locations: “The occurrence of natural or man-made disasters could result in declines in business and increases in claims that could adversely affect our financial condition, results of operations and cash flows.”
3.It appears expenses attributed to Corporate Branches are significantly lower relative to expenses for Agency-in-a-Box. We also note the conversion of 9 independent branches to Corporate Branches. Please revise to further clarify the relative profitability of the Agency-in-a-Box and Corporate Branches and expand your trends disclosure as appropriate.
In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 110 to further clarify the relative profitability of the Agency-in-a-Box and Corporate Branches and expand the trends disclosure.
Item 15. Recent sales of unregistered securities, page II-3
4.We note your response to prior comment 1. Please revise your disclosure regarding the January 1, 2024 issuance of common units to nine of your independent branches to name the persons or identify the class of persons to whom the securities were sold. As to any securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant. Refer to Items 701(b) and 701(c) of Regulation S-K.
In response to the first part of the Staff’s comment, the Company has revised the disclosure on page II-4 to identify the class of persons to whom the securities were sold. In response to the

U.S. Securities and Exchange Commission June 24, 2024 Page 3
second part of the Staff’s comment, the Company has revised the disclosure on pages II-3 and II-4 to state the aggregate amount of consideration received by the registrant as to any securities sold otherwise than for cash.
Item 16. Exhibits and financial statement schedules, page II-4
5.Please revise to include active links to exhibits that are filed with the registration statement. Please see Item 601(a)(2) of Regulation S-K.
The Company has updated the exhibits table to include an active hyperlink for each exhibit filed with the Registration Statement.
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If you have any questions or require additional information in the course of your review of the foregoing, please call me at (713) 220-5812 or, in my absence, John Goodgame at (713) 220-8144 or Shar Ahmed at (713) 220-8126.

Sincerely,

/s/ W. Robert Shearer

W. Robert Shearer

cc:

TWFG, Inc.
Richard F. (“Gordy”) Bunch III Katherine C. Nolan Janice E. Zwinggi Julie E. Benes
Akin Gump Strauss Hauer & Feld LLP
John Goodgame Shar Ahmed